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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: August 2006                    Commission File Number: 0-27400


                        CINRAM INTERNATIONAL INCOME FUND
                      (Formerly Cinram International Inc.)
                              (Name of Registrant)


                                2255 MARKHAM ROAD
                              SCARBOROUGH, ONTARIO
                                 CANADA M1B 2W3
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F  [ ]         Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes  [ ]          No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CINRAM INTERNATIONAL INCOME FUND
                                         (FORMERLY CINRAM INTERNATIONAL INC.)



Date:  August 3, 2006                    By:    /s/ Lewis Ritchie
                                                --------------------------------
                                         Name:  Lewis Ritchie
                                         Title: Executive Vice-President
                                                Finance and Administration,
                                                Chief Financial Officer and
                                                Secretary

                                  EXHIBIT INDEX

Exhibit      Description of Exhibit
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 99.1        Press Release -- Cinram International Income Fund Announces
             Appointment of New Trustee